UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: May 2022

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

On May 3, 2022, PolyPid Ltd. (the “Company”) convened an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”).

The Meeting was called for the following purposes:

Proposal No. 1	To re-appoint Kost Forer Gabbay & Kasierer, Certified Public Accountants, as the independent registered public accountants of the Company, and to authorize the board of directors of the Company to determine their compensation;

Proposal No. 2	To re-elect seven members of the board of directors of the Company and approve their compensation;

Proposal No. 3	To approve an option grant and a retirement package for the Company’s currently serving Chief Executive Officer, Mr. Amir Weisberg;

Proposal No. 4	To approve the terms of employment for Ms. Dikla Czaczkes Akselbrad as the Company’s new Chief Executive Officer;

Proposal No. 5	To approve an amendment to the Company’s Articles of Association; and.

To discuss the Company’s financial statements for the fiscal year ended December 31, 2021.

At the Meeting, a quorum was present and the shareholders of the Company approved Proposal Nos. 1 through 5 as originally proposed.

Amended and Restated Articles of Association

Attached hereto as Exhibit 99.1 is the Company’s Amended and Restated Articles of Association, which reflect the approval of Proposal No. 5 above.

The Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-257651) and Form S-8 (File No. 333-239517), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Amended and Restated Articles of Association of PolyPid Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: May 3, 2022	By:	/s/ Dikla Czaczkes Akselbrad
		Name	Dikla Czaczkes Akselbrad
		Title:	Executive Vice President and Chief Financial Officer

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